UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

OTONOMY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

68906L105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY  10022
Telephone:  (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,256,398
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,256,398
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,398
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.36%*
14		Type of Reporting Person (See Instructions) IA
* This percentage is calculated based upon 24,104,721 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated January 22, 2015, filed with the SEC (defined below) on January 23, 2015, and taking into account the underwriters’ full exercise of their over-allotment option to purchase up to 382,500 shares of Common Stock as announced by the Issuer on January 28, 2015.

CUSIP No. 68906L105

1		Names of Reporting Persons. OrbiMed Capital GP IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,256,398
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,256,398
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,398
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.36%*
14		Type of Reporting Person (See Instructions) OO
* This percentage is calculated based upon 24,104,721 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated January 22, 2015, filed with the SEC (defined below) on January 23, 2015, and taking into account the underwriters’ full exercise of their over-allotment option to purchase up to 382,500 shares of Common Stock as announced by the Issuer on January 28, 2015.

CUSIP No. 68906L105

1		Names of Reporting Persons. Samuel D. Isaly
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,256,398
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,256,398
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,398
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.36%*
14		Type of Reporting Person (See Instructions) IN
* This percentage is calculated based upon 24,104,721 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated January 22, 2015, filed with the SEC (defined below) on January 23, 2015, and taking into account the underwriters’ full exercise of their over-allotment option to purchase up to 382,500 shares of Common Stock as announced by the Issuer on January 28, 2015.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2014 and relating to the common stock, par value $0.001 per share, of Otonomy, Inc. (the “Common Stock”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 6275 Nancy Ridge Drive, Suite 100, San Diego, CA  92121.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “OTIC.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 28, 2015, the Issuer announced the closing of an underwritten public offering of 2,932,500 Shares (“Shares”) at $29.25 per Share, including the purchase by the underwriters of 382,500 Shares pursuant to the full exercise of their option to purchase additional Shares at the public offering price (the “Share Issuance”).  As a result of the Share Issuance, the Issuer’s total number of outstanding Shares increased to 24,104,721 (the “Outstanding Share Increase”).  The Reporting Persons did not participate in, or acquire or dispose of any Shares in the Shares Issuance.  As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Shares outstanding after completion of the Share Issuance.

Item 2.	Identity and Background

(a)         This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds Shares, as more particularly described in Item 3 below. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of and owner of a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)         name;

(ii)         business address;

(iii)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)         citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.  As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment No. 1 did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

Item 4.	Purpose of Transaction

Not applicable.  As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment No. 1 did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The following disclosure assumes that there are 24,104,721 Shares outstanding, which includes 2,932,500 Shares sold in the Share Issuance, as disclosed in the Issuer’s final prospectus, dated January 22, 2015, filed with the SEC on January 23, 2015, and taking into account the underwriters’ full exercise of their over-allotment option to purchase up to 382,500 Shares as announced by the Issuer on January 28, 2015.

As of the date of this filing, OPI IV holds 2,256,398 Shares constituting approximately 9.36% of the issued and outstanding Shares.  GP IV, pursuant to its authority as the sole general partner of OPI IV, may be deemed to indirectly beneficially own the Shares held by OPI IV.  Advisors, pursuant to its authority as the sole managing member of GP IV, may be deemed to indirectly beneficially own the Shares attributable to GP IV.  Isaly, pursuant to his authority as the managing member of and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to indirectly beneficially own the Shares attributable to Advisors.  As a result, GP IV, Advisors and Isaly share power to direct the vote and disposition of the Shares held by OPI IV and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV.

(c) The Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV.  Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV.  Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV. Such authority includes the power of GP IV to vote and otherwise dispose of securities held by OPI IV.  The number of outstanding Shares held by OPI IV is 2,256,398.  Advisors may be considered to hold indirectly 2,256,398 Shares, and GP IV may be considered to hold indirectly 2,256,398 Shares.  Isaly, pursuant to his authority as the managing member of and owner of a controlling interest in Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI IV.  Isaly may be considered to hold indirectly 2,256,398 Shares.

Chau Khuong (“Khuong”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since August 2013, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Khuong may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Pursuant to an agreement with the Reporting Persons, Khuong is obligated to transfer any Shares issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to OPI IV.

Lock-up Agreements

In connection with the Issuer’s initial public offering, J.P. Morgan Securities LLC (“J.P. Morgan”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch” and together with J.P. Morgan, the “Representatives”) and OPI IV entered into a Lock-Up Agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Representatives, OPI IV will not, for a period of 180 days from the date of the Issuer’s final prospectus relating to its initial public offering (the “Lock-Up Period”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Act) by OPI IV and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities of the Issuer described in clause (1) above, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock of the Issuer or any security convertible into or exercisable or exchangeable for such Common Stock.  The Issuer’s final prospectus relating to its initial public offering was dated August 12, 2014.

In connection with the Share Issuance, OPI IV entered into a new Lock-Up Agreement with J.P. Morgan (the “Second Lock-Up Agreement”) that contains restrictions and exceptions substantially similar to those set forth in the Lock-Up Agreement and that will continue in effect for a period of 90 days from the date of the Issuer’s final prospectus relating to the Share Issuance.  As more fully described in Item 1 above, the Reporting Persons did not participate in, or acquire or dispose of any Shares in the Shares Issuance.

After the Second Lock-Up Agreement expires, OPI IV’s Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.  OPI IV, along with certain other holders of the Issuer’s Common Stock party to the Investors’ Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares.  Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement and the Second Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements.  A copy of the Lock-Up Agreement was filed as Exhibit 2 to the Reporting Person’s original Statement on Schedule 13D.  A copy of the Second Lock-Up Agreement is filed as Exhibit 2 and incorporated herein by reference.

Third Amended and Restated Investors’ Rights Agreement

OPI IV and certain other stockholders of the Issuer entered into a third amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of April 23, 2014, a summary of which is set forth at Item 6 of the Reporting Persons’ original Statement on Schedule 13D.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.
Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on August 1, 2014).

3.
Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on July 11, 2014).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015	OrbiMed Advisors LLC
a Delaware Limited Liability Company

	By:	/s/Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP IV LLC
a Delaware Limited Liability Company

		By:	OrbiMed Advisors LLC a Delaware Limited Liability Company and its Managing Member

			By:	/s/Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

	By:	/s/Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

2

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.
Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on August 1, 2014).

3.
Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 23, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-197365), filed with the SEC on July 11, 2014).

3